

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 23, 2012

Via E-Mail
Steve Aninye
Chief Executive Officer and Chairman
Crown Dynamics Corp.
5400 Laurel Springs Pkwy, Suite 107
Suwanee, GA 30024

>    **Re:    Crown Dynamics Corp.**
>    **Form 10-K for the fiscal year ended December 31, 2011**
>    **Filed March 14, 2012**
>    **Form 10-Q for the quarterly period ended March 31, 2012**
>    **Filed May 21, 2012**
>    **File No. 333-169501**

Dear Mr. Aninye:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2012

Item 1. Financial Statements

1. Please tell us how your financial statements provide the full information content regarding stockholders' equity required by FASB ASC 505-10-50-2.  Under the cited guidance, if both financial position and results of operations are presented, disclosure of changes in the separate accounts comprising shareholders' equity and of the changes in the number of shares of equity securities during at least the most recent annual fiscal period and any subsequent interim period presented is required to make the financial statements sufficiently informative. Disclosure of such changes may take the form of separate statements or may be made in the basic financial statements or notes thereto.

Statements of Cash Flows, page F-5

2. As your balance sheet includes no cash as of December, 31, 2011, tell us how there is an opening cash balance as of January 1, 2012 on the statement of cash flows.   In that regard, please note that any cash received in the Airware transaction would appear to be an investing activities cash receipt pursuant to FASB Codification Topic 230. Please advise us.

Note 1.  Summary of Significant Accounting Policies and Use of Estimates, page F-6

3. As your balance sheet is substantially all goodwill, in future filings, including any amendment, please disclose how you apply the guidance from FASB Codification Topic 350-20 in assessing goodwill for impairment.   In that regard, also identify the date of your annual evaluation, describe how you identify reporting units and clarify how you determine the fair value of those reporting units.

Note 8.  Related Party Transactions, page 12

4. In future filings, including any amendment, please revise to include a detailed discussion about your accounting for the technology license agreement with Zorah LLC.  Since Mr. Aninye controlled both entities on the date of the transaction, please identify Zorah LLC as a related party and also discuss how you accounted for the stock issued to obtain the technology license under SAB Topic 5G.

Note 12.  Business Combination, page 14

5. We refer to the disclosure on page 16 describing how you identified the accounting acquirer in the Airware transaction.  In light of your disclosure that the pre-existing shareholders of Crown Dynamics controlled 51.1% of the outstanding voting common stock after the transaction, please help us better

understand how you applied the underlying guidance from FASB Codification Topic 805 and your rationale thereunder in reaching your determination that Crown Dynamics is the accounting acquirer. In that regard:

- Under paragraph 805-10-55-12(a), an entity should consider the existence of options, warrants or convertible securities. Please tell us why you excluded options, warrants and convertible securities in assessing the relative voting rights in the combined entity after the business combination. In addition, please clarify if the above-mentioned instruments are in-the-money at the acquisition date and reconcile the terms of the convertible debt from page 16 (only convertible upon an event of default) with the conversion terms disclosed in Notes 5 and 7. In that regard, in-the-money instruments are normally considered in measuring relative voting rights and the notes to financial statements do not describe any restrictions on conversion of the convertible notes.
- Under paragraph 805-10-55-12(b), tell us the collective share ownership in the combined entity of the officers and directors of Airware as of the date of the merger.
- Under your analysis of paragraph 805-10-55-12(d), you state that senior management is comprised of Mr. Aninye as CEO (Crown) and Mr. Rassas as President (Airware). We also note that Mr. Glassgow, from Airware, was appointed Chief Financial Officer and signs the Certification as the principal financial officer; and, we see other individuals identified as management on the Airware website. Please tell us how you do not conclude that senior management of the combined entity is not dominated by Airware executives.
- Under paragraph 805-10-55-12(e), tell us how you measured the fair value of Airware's equity at the time of the transaction in assessing whether Crown Dynamics paid a premium over the fair value of Airware's equity. Also, tell us the total fair value of Airware's equity at the date of the transaction; and, describe to us management's rationale for consideration transferred in excess of that fair value, if any. In that regard, we note Airware was a private company without a quoted market price.

6. Please tell us how you valued the 21,844,136 shares of Crown Dynamics stock issued in the transaction. In addition, please tell us how you considered the exchange of Class A and Class B warrants and the outstanding Options in applying the acquisition method. Please refer to FASB ASC 805-30-30-7. In future filings, including any amendment, please disclose how you determined the fair value of each component of the consideration transferred and how you applied GAAP in accounting for the exchanged options and warrants.

Exhibit 31.02 Certification of Principal Financial Officer Pursuant to Rule 13a-14, page 23

7.  In future filings, including any amendment, please revise the title of John Glassgow to refer to his position of Chief Financial Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

cc:  Luke C. Zouvas, Esq. (via E-mail)